September 7, 2006

Mr. Ari Markow
President
Pride Business Development Holdings, Inc.
1230 Calle Suerte
Camarillo, CA 93012

> **Re: Pride Business Development Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed June 1, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
> **Filed July 14, 2006**
> **Form 10-QSB for the Quarterly Period Ended June 30, 2006**
> **Filed August 23, 2006**
> **File No. 0-51107**

Dear Mr. Markow:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 11

Overall Operating Results, page 11

1.   Please expand your discussion to describe the underlying causes of the changes in
        your results of operations and provide a more detailed analysis of material year-
        to-year changes and trends. Please provide those key variable and other
        qualitative and quantitative factors which are necessary to an understanding and
        evaluation of your operating results. For example, explain why operating costs
        and interest expense increased in 2005.

        For further guidance, please refer to Item 303(b)(1) of Regulation S-B and our
        Interpretive Releases on MD&A, Release 33-8350 and Section III.D of Release
        33-6835, both of which are available on our website at www.sec.gov.

Notes to Consolidated Financial Statements, page F-6

Note 1 – Summary of Accounting Policies, page F-6

Earnings Per Share, page F-7

2.   We note your disclosure that you had no potentially dilutive common shares.
        Please revise your disclosure to address the potentially dilutive common shares in
        connection with convertible notes payable and the warrants issued to obtain your
        bridge loans. Refer to paragraph 40(c) of SFAS No. 128.

Note 4 – Convertible Note Payable – Officer, page F-8

3.   We note your disclosures related to your Convertible note payable to an officer.
        Please tell us the amount of gain or loss you recognized in connection with the
        2005 modification of terms including where you have recognized such gain or
        loss in your 2005 statement of operations. If you have not accounted for the
        modification in terms as debt extinguishment, please tell us your basis in GAAP
        for not doing so and include a summary of your calculations of the cash flow
        effect of the modification in terms. Please refer to EITF 96-19.

Note 6 – Bridge Loans, page F-9

4.   We note your disclosure that you issued common shares in connection with
        receiving proceeds under your various bridge loan facilities. Please provide us
        with a reconciliation of the 1,875,600 shares as disclosed in Note 6 to the 1,003,

800 shares presented in your consolidated statement of changes in stockholders' deficit for the year ended December 31, 2005.

5.   It appears that the $561,250 shares payable as of December 31, 2005 represents your obligation to issue equity shares as required by the terms of the bridge loans. If not, please advise. In any event, please provide your basis in GAAP to support classification as a liability.

Note 8 – Income taxes, page F-10

6.   Please revise to include the following disclosures related to income taxes:

a.   The total of all deferred tax liabilities;

b.   The total of all deferred tax assets;

c.   The approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and assets;

d.   A reconciliation using percentages or dollar amounts to the reported amount of income tax expense to the amount of income tax expense that would result from applying federal statutory tax rates to pretax loss.

Refer to paragraphs 43 and 47 of SFAS No. 109.

Exhibit 31.1 and Exhibit 31.2

7.   Please revise to include the date of your officers' certifications.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3. Controls and Procedures

8.   Please revise to disclose any changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If you made no such material changes, please specifically state that fact in your disclosure.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Note 4 – Common Stock, page 6

9.   We note that your loan agreement dated June 16, 2005 in the amount of $250,000
        was amended on April 7, 2006 making the loan convertible into shares of your
        common stock at $.40 per share. We also note that this conversion price was
        significantly less than the fair market value of your common stock on this date.
        Please tell us if you recognized a beneficial conversion feature when the loan was
        amended. If not, please explain why not.

Item 3. Controls and Procedures, page 12

10.   We note your statement that your certifying officers concluded that your
        disclosure controls and procedures were only effective "to ensure that information
        you are required to disclose in reports that you file or submit under the Exchange
        Act is recorded, processed, summarized and reported within the time periods
        specified in the SEC rules and forms." Please be advised that your management
        should also conclude as to whether disclosure controls and procedures are
        designed to ensure that information required to be disclosed in Company reports
        filed under the Exchange Act is accumulated and communicated to management
        as appropriate to allow timely decisions regarding required disclosure. Please
        revise to disclose your officers' overall conclusion as to whether your disclosure
        controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were
        effective.

Changes in Internal Control over Financial Reporting, page 12

11.   We note your reference to Item 3 for a discussion of changes in your internal
        control. We also note your statement that "management believes that it has
        improved its internal control over financial reporting" during the quarterly period
        ended June 30, 2006. Please revise to specify the kinds of changes you made to
        your internal controls over financial reporting that have materially affected, or are
        reasonably likely to materially affect your internal control over financial
        reporting.

                                *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Ruggiero at (202) 551-3331 if you have any questions regarding these comments. In his absence, you may direct your questions to John Cannarella at (202) 551-3337. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief